TPT Global Tech, Inc.

501 West Broadway, Suite 800,

San Diego, CA 92101

Phone (619) 301-4200

November 16, 2018

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Attn: Gregory Dundas and Kathleen Krebs

Washington, D.C 20549

Re:	TPT Global Tech, Inc.
Form S-1
File No. 333-222094

Dear Sir or Madame:

The undersigned, TPT Global Tech, Inc., a Florida corporation (the "Registrant"), has filed a Registration Statement on Form S-1 (File No. 333-222094) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

On November 15, 2018 a letter seeking the Registration Statement’s effectiveness be accelerated was filed on the EDGAR system. Please accept this correspondence as a request to withdraw such letter.

Sincerely,

TPT Global Tech, Inc.

 /s/ Stephen J. Thomas, III

___________________________________

Stephen J. Thomas, III, CEO